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                           May 6, 2020

       Dennis J. Zember
       Chief Executive Officer
       Southern National Bancorp of Virginia, Inc.
       6830 Old Dominion Drive
       McLean, VA 22101

                                                        Re: Southern National
Bancorp of Virginia, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 29,
2020
                                                            File No. 333-237909

       Dear Mr. Zember:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance